Artisan Partners Funds, Inc.
1940 Act File No. 811-8932
Report on Form N-SAR for the period ended
September 30, 2016

Sub-Item 77M:	Mergers

On February 22, 2016, the board of directors of Artisan
Partners Funds, Inc. approved a proposal to merge
Artisan Small Cap Value Fund, a series of Artisan
Partners Funds, Inc., with and into Artisan Mid Cap
Value Fund, a series of Artisan Partners Funds, Inc.  On
May 23, 2016, Artisan Mid Cap Value Fund acquired all assets and assumed all liabilities of Artisan Small
Cap Value Fund, in a tax-free exchange for Federal income tax purposes, pursuant to the Agreement and Plan of Reorganization approved by the board of directors. The existence of Artisan Small Cap Value
Fund has been terminated under state law. The terms of the reorganization are set forth in the Agreement and Plan of Reorganization which is incorporated by reference to exhibit 4 filed with post-effective amendment no. 1 to the registration statement on Form
N-14, filed with the SEC on May 24, 2016.